666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

October 9, 2020

Via EDGAR and by Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

Attention: David Gessert, Office of Life Sciences

Re:	Neurotrope Bioscience, Inc.

Draft Registration Statement on Form S-1 Submitted July 30, 2020

CIK No. 0001571934

Ladies and Gentlemen:

We are submitting this letter on behalf of Neurotrope Bioscience, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 25, 2020 (the “Comment Letter”) from the Division of Corporate Finance, Office of Life Sciences, to Robert Weinstein, Chief Financial Officer, of the Company, relating to the above-referenced Draft Registration Statement on Form S-1, as originally submitted to the Commission on July 30, 2020 (the “Draft Form S-1”). In conjunction with this letter, the Company is filing via EDGAR for review by the Staff an amended registration statement on Form S-1 (“Amended Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

General

1.	Comment: Please make corresponding changes to this filing to ensure your disclosure is consistent with any revisions to the proxy statement/prospectus that is a part of the Form S-4 (File No. 333–240064) registration statement Petros Pharmaceuticals, Inc. filed, which the staff is currently reviewing.

Response: The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 7, 59, 60, 65, 66 and 69 of the Amended Registration Statement as requested.

Notes to Unaudited Pro Forma Condensed Financial Statements

Pro Forma Adjustments, page 62

2.	Comment: Please explain your basis for omitting a pro forma adjustment to exclude $750,000 and $200,000 of general and administrative expenses “related to public company’s expenses,” as described in pro forma adjustment J in your previously filed Form S-4.

Response: The Company respectfully acknowledges the Staff’s comment. Please note pro forma adjustment J in the Form S-4 registration statement refers to general & administrative expenses related to public company expenses including salaries, insurance and stock listing fees for the year ended December 31, 2019 and the six months ended June 30, 2020 respectively. Following the Company’s anticipated spin-off, the Company will remain a publicly traded entity and therefore expects to incur the aforementioned expenses. Accordingly, the Company believes that it is proper to omit a pro forma adjustment for these expenses.

Exhibit Index

Exhibit 3.1, Amended and Restated Certificate of Incorporation of Neurotrope Bioscience, Inc., page II-5

3.	Comment: We note the Eleventh article of your Amended and Restated Certificate of Incorporation provides that the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for certain actions, including derivative actions, except for any claim "which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction." Please revise to clearly and prominently describe this provision in the description of your capital stock section. Further, disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Additionally, consider adding a risk factor describing any associated risks or other impacts on investors, including that such provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: In response to the Staff’s comment, the Company has amended the Risk Factors and Description of Capital Stock sections of the Amended Registration Statement on pages 38 and 123, respectively. The Risk Factors section in the Amended Registration Statement now physically includes the risk factor below (for your ease of reference, the revisions are emphasized below by italicized text). As revised, we believe it addresses the Staff’s comment. The Company will also prospectively include this revised disclosure in the Risk Factors sections of its future quarterly and annual reports.

Provisions in our certificate of incorporation, our bylaws or Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our Common Stock.

Provisions of our articles of incorporation, bylaws, shareholder rights plan or Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by our stockholders to change the composition of our Board or to replace or remove our management. These provisions include:

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MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	limitations on the liability of, and the provision of indemnification to, our director and officers; and

•	the ability of our Board of directors to authorize the issuance of blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our Common Stock.

In addition, we are subject to Section 203 of the DGCL, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15.0% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our Common Stock.

In addition, our amended and restated certificate of incorporation, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rule and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

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MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our Common Stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that investors could receive a premium for their shares of our Common Stock in an acquisition.

* * *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Kenneth R. Koch of this firm at (212) 935-3000 with any comments or questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz, Esq.

cc:	Securities and Exchange Commission

Eric Envall

Franklin Wyman

Brian Cascio

David Gessert

Neurotrope Bioscience, Inc.

Robert Weinstein

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.

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MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.